John A. Good PHONE: (901)543-5901 FAX: (888)543-4644 E-MAIL: JGood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

April 11, 2013

Via EDGAR and FedEx

Ms. Folake Ayoola

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Trade Street Residential, Inc.

Amendment No. 3 to Registration Statement on Form S-11

Filed March 29, 2013

File No. 333-185936

Dear Ms. Ayoola:

On behalf of Trade Street Residential, Inc. (the “Company” or “Trade Street”) this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Division of Corporation Finance of the Commission (the “Staff”) in a letter dated April 9, 2013 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-185936) filed with the Commission on March 29, 2013 (“Amendment No. 3”). The Company is concurrently filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes changes in response to the Staff’s comments.

The discussion below is presented in the order of the numbered comments in the Comment Letter. References to page numbers in the responses below refer to Amendment No. 4. For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 4, reflecting all changes to Amendment No. 3. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4.

Pending Acquisitions, page 8

1.	Comment: We note your response to comment 1 from your letter dated March 29, 2013 and await the filing of financial statements under Rule 3-14 of Regulation S-X in your next amendment.

Folake Ayoola

Trade Street Residential, Inc.

Response: The Company has included in Amendment No. 4 the audited statement of revenues and certain expenses for Woodfield Creekstone Apartment Homes for the period from August 1, 2012 (inception of operations) through December 31, 2012 on pages F-88 though F-91 of Amendment No. 4. The Company believes it has now provided all financial statements required by Rule 3-14 of Regulation S-X.

Dilution, page 56

2.	Comment: We note that you have excluded from the second table the certain shares that existing stockholders have a right to acquire pursuant to outstanding warrants and convertible preferred stock. Please reflect these shares in the table assuming for purposes of exercise or conversion a recent share price or other reasonable price assumption.

Response: The Company respectfully acknowledges the Staff’s comment and has changed the footnote to the second table in the “Dilution” section to remove the exclusion for the shares of common stock that holders of Class A preferred stock would receive upon conversion of the Class A preferred stock. The Company respectfully submits that it has still not determined the proposed offering price per share and, accordingly, will complete the “Dilution” tables in the next pre-effective amendment, which will include the Class A preferred stock assuming conversion at the proposed offering price per share. The Company respectfully submits that with respect to the outstanding warrants issued to the former Feldman stockholders in connection with the recapitalization, the inclusion of those warrants in the calculations in the second “Dilution” table would be misleading to investors. The warrants have an exercise price of $21.60 per share, which is substantially above the current trading price per share and will be substantially above the proposed offering price per share. Because such warrants are substantially out-of-the-money, the Company respectfully submits that the exercise of such warrants in the foreseeable future is unlikely. If exercise were to be assumed in the second “Dilution” table, the assumed proceeds from such exercise at $21.60 per share would decrease the amount of dilution to current stockholders in the table. The Company respectfully submits that such a reduction in dilution based on the occurrence of an event that is unlikely to occur is potentially misleading to investors.

Capitalization, page 58

3.	Comment: Please tell us why the Pro Forma column on your capitalization table is not reflective of all of the adjustments made to the pro forma balance sheet on page F-5. Also, we note disclosure of pro forma indebtedness throughout your filing. Based on the disclosure on page 37, it appears that you included borrowings on your revolving credit facility in the amount disclosed on that page, but you did not include those borrowings in your pro forma financial statements or other amounts disclosed for pro forma indebtedness. Please clarify and revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has made consistent in the pro forma balance sheet, the pro forma as adjusted column in the capitalization table and the narrative descriptions of pro forma debt

Folake Ayoola

Trade Street Residential, Inc.

throughout Amendment No. 4 the amount of pro forma indebtedness as of December 31, 2012. The Company respectfully points out to the Staff that the pro forma column (the second column) in the capitalization table does not reflect adjustments in indebtedness that are dependent on the offering, but that the pro forma as adjusted (the third column) in the capitalization table reflects all adjustments that are included in the pro forma balance sheet on page F-5. The Company also respectfully submits that it has removed borrowing under its revolving credit facility from its pro forma balance sheet, pro forma as adjusted capitalization in its capitalization table and the narrative references to pro forma indebtedness on page 36 and elsewhere in Amendment No. 4, as the revolving credit facility was not entered into and funded until January 31, 2013, borrowings were not utilized to acquire any property included in the pro forma financial statements or otherwise connected with the offering in any way and, accordingly, are not properly included in pro forma financial statements under Article 11 of Regulation S-X. The Company respectfully points out to the Staff that the current outstanding balance on the credit facility is reflected in the table of Consolidated Indebtedness to be Outstanding After this Offering on page 83 of Amendment No. 4, as that table reports estimated indebtedness immediately after the offering instead of pro forma indebtedness at December 31, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Funds from Operations and Core FFO, page 87

4.	Comment: We note that you have presented Pro Forma Net loss attributable to common stockholders in your reconciliation on page 88. Please note that discontinued operations should not be included in pro forma financial information. Please see Article 11 of Regulation S-X for reference and revise accordingly. Also, clarify if your FFO measure represents FFO attributable to common stockholders; we note that it is unclear since you have included adjustment for noncontrolling interest, but not the accretion to preferred stock and preferred units. In this regard, please clarify why your reconciliation does not start with Net loss and revise as necessary.

Response: The Company has changed the reconciliation on page 87 of Amendment No. 4 to remove from the pro forma reconciliation all discontinued operations in compliance with Article 11 of Regulation S-X and has modified the reconciliation table to begin with Net Loss and to properly reflect the accretion to the preferred stock and preferred units.

Net Operating Income, page 88

5.

Comment: We note that you present Total rental revenues in your NOI disclosure and that this represents an additional non-GAAP measure. To the extent that you continue to present this non-GAAP revenue measure and adjust for discontinued operations and unconsolidated joint venture results in your NOI calculation, please identify the non-GAAP revenue measure separately and revise your disclosure to

Folake Ayoola

Trade Street Residential, Inc.

comply with all of the requirements of Item 10(e) of Regulation S-K. Please also revise your definition of NOI on page 88 to specifically address your treatment of discontinued operations, property management fees, and your unconsolidated joint venture results in the measure. Alternatively, revise the calculation of your NOI measure in accordance with how it is currently defined on page 88.

Response: The Company respectfully acknowledges the Staff’s comment and has made the changes requested by the Staff on page 88 of Amendment No. 4.

Unaudited Pro Forma Condensed Consolidated Financial Statements Information, page F-2

6.	Comment: You disclose on page F-2 that you have not included the future acquisitions of Estates at Wakefield and Fountains at New Bern in the pro forma financial statements since these properties are only partially completed, are unoccupied and have no rental history. It is unclear how the exclusion of these properties complies with Article 11 of Regulation S-X as these properties appear to be significant. Also, you disclose on page 77 that the proceeds of the sale of Fontaine Woods were primarily used to acquire Vintage at Madison Crossing; since you present the acquisition of Vintage at Madison Crossing in your pro forma balance sheet, it is unclear why you have not also reflected the sale of Fontaine Woods. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that Estates at Wakefield and Fountains at New Bern are subject to contracts that provide for closing at such time as a certificate of occupancy is issued with respect to each property. The properties continue in their construction phase, and the definitive contracts are therefore not subject to closing at or near the time of the offering. The completion of Estates at Wakefield is anticipated late in 2013 and Fountains at New Bern in the third quarter of 2013, and construction delays and other contingencies could result in later completion dates. The Company is evaluating financing options with respect to those properties if the conditions to closing are satisfied, construction is completed and the Company becomes obligated to close such purchases. However, the Company does not have financing commitments sufficient to close either acquisition, and the net proceeds from the offering are insufficient to fund the purchase price for either of those acquisitions. Moreover, there is no reasonable basis to assume what type of financing will be obtained to fund consummation of those acquisitions, nor can there be any assurance that financing will be procured at all. Accordingly, the Company believes that the acquisitions are not probable. The Company respectfully submits that to include these properties in the pro forma balance sheet (there would be no pro forma income statement impact because there have been no operations) would inflate the pro forma total assets of the Company. The Company has a risk factor, found on page 20 of Amendment No. 4, with respect to inability to fund acquisitions pursuant to binding contracts, and the Company has clarified the risk factor to discuss the contractual closing dates of the purchase contracts, and point out that the net proceeds from the offering are insufficient to fully finance the acquisitions. In addition, to provide clarity to investors based on the Staff’s comment, the Company has eliminated the reference to Estates at Wakefield and Fountains at New Bern from the lead-in to the pro forma financial statements on page F-2 and on page 8 in the body of Amendment No. 4 has eliminated references to expected closing dates for the acquisitions and instead refers to the contracted closing dates. Moreover, the Company has added a paragraph on page 81 in the Liquidity and Capital Resources section of MD&A discussing the implications of these contracts on the Company’s liquidity.

Folake Ayoola

Trade Street Residential, Inc.

In response to the Staff’s comment regarding the pro forma effect of the sale of Fontaine Woods, the Company has added a column to the pro forma financial statements to reflect the sale of that property.

7.	Comment: Please further address the following items:

•

Tell us how you have reflected acquisition costs related to the acquisitions reflected in your pro forma statements; revise your financial statements to comply with Article 11 of Regulation S-X or advise,

•

Tell us and disclose the estimated amount of LTIP units expense that will be recorded for the grants you expect to make upon completion of this offering. Also, tell us what consideration you gave to reflecting the grant of those units as a transaction in the pro forma statements, and

•

Tell us and disclose how you determined that the purchase of the 50% interest in Estates at Perimeter is probable and factually supportable, and whether you expect to record a gain or loss related to the fair value of your previously held interest.

Response: The Company acknowledges the Staff’s comment. In response to the comment, the Company has further reviewed the Staff’s guidance contained in paragraph 3250.1 of the Division of Corporation Finance Financial Reporting Manual, and, in accordance with such guidance, has made the following adjustments to the pro forma financial statements:

•

with respect to acquisition costs for 2013 consummated and planned acquisitions, the Company has included an adjustment (reduction) to pro forma cash and equity for estimated and supportable acquisition costs; and

•

with respect to consummated 2012 acquisitions, the Company has recorded a pro forma adjustment to the income statement removing all acquisition costs for consummated acquisitions that were included in the historical balances.

The Company appreciates the Staff’s comment regarding the LTIP units. The Company has evaluated grants in other REIT initial public offerings over the past three years and, upon further review and consideration, has proposed to its board of directors that shares of restricted stock, rather than LTIP units, be granted at the offering date. The shares to be granted will have a four-year vesting period beginning with the first anniversary of issuance. The dollar amount of restricted stock to be granted at the time of the offering has been disclosed in Amendment No. 4 under the executive compensation section on page 123 and in the disclosure of the Company’s equity incentive plan on page 126, as well as throughout Amendment No. 4, as appropriate. The number of shares to be granted will be equal to the dollar amount divided by the offering price. The Company has disclosed the formula for determining the number of shares in the description of the grants throughout Amendment No. 4. In the pro forma income statements, the Company has included a pro forma adjustment for one-fourth of the value of the restricted stock granted at the time of the offering, representing one year of vesting.

The Company has a binding contract to purchase the 50% interest in Estates of Perimeter for $4.7 million and such contract is not subject to any conditions or contingencies other than assumption of the existing indebtedness; therefore the Company has determined such acquisition is probable. The Company has added a separate pro forma column for this purchase in the pro forma financial statements.

Folake Ayoola

Trade Street Residential, Inc.

Notes to Condensed Consolidated Pro Forma Financial Statements, page F-7

Note F, page F-10

8.	Comment: We note your discussion on page 81 of potential refinancings of your indebtedness maturing in 2013 related to the Pointe at Canyon Ridge property and Estates at Maitland property. We also note that you have reflected a reduction of outstanding loan principal in connection with the refinancing and extension of indebtedness on your Pointe at Canyon Ridge property in your adjustment for use of proceeds. Please clarify how you determined that the Canyon Ridge refinancing is factually supportable and probable since it appears that you have only begun discussions with the lender and the terms of the refinancing are not yet available. Also, tell us the amount of fees that you will incur related to these refinancings and why you have not included them in your use of proceeds. Lastly, tell us what consideration you gave to including any related adjustments to your pro forma statements of income related to these refinancings.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that the $2 million debt repayment on Pointe at Canyon Ridge is not factually supportable and therefore has removed the $2 million use of proceeds for the refinancing of Pointe at Canyon Ridge from the use of proceeds section and elsewhere in Amendment No. 4. In addition, the Company has eliminated the debt repayment from the pro forma financial statements, and has enhanced its disclosure on pages 80 and 81 regarding the timing of the debt maturity, the fact that the Company has submitted to a new lender an application with proposed terms for a Fannie Mae mortgage loan to refinance Pointe at Canyon Ridge, and the risk that the Company may not enter a definitive loan agreement with such prospective lender.

The Company respectfully submits that the refinancing of the Estates at Maitland is not related to the offering, but the Company informs the Staff that fees related to this refinancing are expected to be less than $150,000.

Note M, page F-11

9.	Comment: Please expand your disclosure to show how you calculated the $7.9 million allocated to additional paid in capital and the $11.5 million allocated to noncontrolling interests. Furthermore, please revise the introduction discussion on page F-2 to include the amendments to your preferred stock and operating agreements in January, February, and March 2013 as transactions that you have given effect to, or advise. Also, clarify why the pro forma statements of income were not adjusted for the outcome of these amendments.

Response: The Company has added disclosure as suggested in the Staff’s comment.

Note C – Acquisitions of Multifamily Apartment Communities, page F-35

Estates at Millenia, page F-35

10.	Comment: We note that you have recorded contingent consideration of $3.7 million related to the acquisition of Estates at Millenia, consisting of your obligation to issue additional shares of Class A preferred stock based on increases in value of the Development Property. Please tell us and disclose:

•	Your basis for classifying the contingent consideration as a liability rather than within equity,

Folake Ayoola

Trade Street Residential, Inc.

•	The basis for and significant assumptions used to determine the additional $356 thousand contingent consideration, included in the $3.7 million

•	the period over which you will determine the increase in value of the Development Property, and

•	The valuation method and significant assumptions used to value the preferred stock issued.

Response: The Company respectfully advises the Staff that the $3,674,315 liability recorded in the balance sheet as of December 31, 2012 with the caption “Acquisition consideration payable in preferred stock” consists of two portions:

•	Value of contingent consideration - $356,000 (fair value at balance sheet date determined as described above); and

•	Class A preferred stock issuable as reimbursement of certain development costs up to the acquisition date - $3,318,315.

With respect to the contingent consideration amount, upon receipt of the final certificate of occupancy for the Development Property, the Company has agreed to issue an additional number of shares of Class A preferred stock equal to 20% of the difference between (a) the appraised value of the Development Property as of the issuance of the final certificate of occupancy and (b) the value of the Class A preferred stock issued on the acquisition date. The Company used the Black-Scholes option pricing model to value the contingent consideration as a call option. Given that the contingent consideration is paid in the form of shares of Class A preferred stock, the Company multiplied the value of the contingent consideration from the option pricing model by the conversion ratio between the fair value of the Class A preferred stock as of the expected contingent consideration payment date and the conversion price. The Company’s primary assumptions in the valuation of the contingent consideration were as follows:

•	Compounded dividend yield of 4% on the expected offering price of the common stock;

•	Contractual 2% dividend yield on the Class A preferred stock as of the expected date of issuance of the final certificate of occupancy;

•	Expected date of issuance of the final certificate of occupancy on July 1, 2015;

•	Volatility: 19.2%, based on the asset volatilities of certain comparable companies; and

•	Risk-free rate: 0.30%, based on the interpolated 2.6-year Constant Maturity Treasuries yield as of the valuation date.

The Company respectfully provides the following additional information with respect to the valuation of the Class A preferred stock. In determining the number of shares of common stock into which the Class A preferred stock is converted, the numerator in the conversion equation is the liquidation preference per share of the Class A preferred stock (adjusted for

Folake Ayoola

Trade Street Residential, Inc.

certain valuation decreases in the stabilized assets contributed in exchange for the Class A preferred stock and increased by 20% of the valuation increases in such assets), and the denominator in the conversion formula is the average trading price of the Company’s common stock over the 20-day period prior to the time of conversion. Accordingly, the Class A preferred stock is always convertible into a fixed value equal to such adjusted liquidation preference per share. Therefore, the value of the Class A preferred stock is not affected by common stock appreciation or depreciation. Furthermore, given that the dividends on the Class A preferred stock are smaller than current dividend yield expected on the common stock, the Company assumed that the Class A preferred stock would convert at the earliest possible conversion date. The Company estimated the fair value of the Class A preferred stock as the as-converted value adjusted for difference in dividend yield between the Class A preferred stock and the Company’s common stock over the period until conversion. The Company considered the following assumptions in its valuation of the preferred stock:

•	First possible conversion date of November 1, 2015;

•	Dividend yield on the common stock: annually compounded at 4%;

•	Initial annual cumulative dividend on Class A preferred stock of 1.0%;

•	3rd Anniversary annual cumulative dividend on Class A preferred stock of 2.0%; and

•	4th Anniversary annual cumulative dividend on Class A preferred stock of 3.0%.

The reimbursed expenses were recorded as a liability since they are not contingent consideration. The agreement called for reimbursement of certain expenses through a specific date, but as of December 31, 2012 the amount had not been finalized and the shares of Class A preferred stock had not been issued. The contingent consideration payable in preferred shares was recorded as a liability after evaluation of the relevant GAAP included in ASC 480 and ASC 815. Financial instruments within the scope of ASC 480 are required to be classified as liabilities. The Company’s contingent consideration arrangement is most similar to an arrangement that requires the acquirer to deliver shares and the value of that obligation is predominantly based on whether certain contingencies or target thresholds are met. The monetary value is based predominately on the exercise contingency, which in this case is the increase in value of the developed property, therefore the arrangement should be classified as a liability under ASC 480. In addition, there must be a sufficient number of shares available to settle the contingency. As of December 31, 2012, there were insufficient shares to cover the conversion of Class A preferred stock and all such shares were classified in temporary equity. Therefore, the contingent consideration could not be classified in permanent equity, even if all other criteria were met.

Folake Ayoola

Trade Street Residential, Inc.

* * * *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ John A. Good

John A. Good

cc:	Michael D. Baumann, Trade Street Residential, Inc.

Bert Lopez, Trade Street Residential, Inc.

Daniel M. LeBey, Esq., Hunton & Williams LLP